                          UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                           SCHEDULE 13D


            Under the Securities Exchange Act of 1934
                        (Amendment No. 3)*

                      Optek Technology, Inc.
                      ----------------------
                         (Name of Issuer)

              Common Stock, par value $.01 per share
              --------------------------------------
                  (Title of Class of Securities)

                              683815
                          --------------
                          (CUSIP Number)

                       David L. Heavenridge
                      Dominion Resources, Inc
                        901 E. Byrd Street
                        Richmond, VA 23219
                          (804) 775-5700
---------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices
                           and Communications)

                           May 6, 1998
                           -----------
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [__].

Check the following box if a fee is being paid with the statement [__].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              Page 1 of 15 pages

-----------------------
  CUSIP NO. 683815                      13D
-----------------------

-------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      First Source Financial LLP
      36-39991240

-------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [_]

-------------------------------------------------------------------------------
 3    SEC USE ONLY


-------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*


-------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                            [_]


-------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Illinois

-------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

                          650,000
     NUMBER OF

      SHARES       ------------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY
                          0
     OWNED BY
                   ------------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING             650,000

      PERSON
                   ------------------------------------------------------------
       WITH          10   SHARED DISPOSITIVE POWER

                          0
-------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      650,000

-------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                    [_]

-------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      8.5%

-------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*

      PN

-------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                               Page 2 of 15 pages

-----------------------
  CUSIP NO. 683815                      13D
-----------------------

-------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Virginia Financial Ventures, Inc.
      54-1740145

-------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [_]

-------------------------------------------------------------------------------
 3    SEC USE ONLY


-------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*


-------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                            [_]


-------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Virginia

-------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

                          0
     NUMBER OF

      SHARES       ------------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY
                          650,000
     OWNED BY
                   ------------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING             0

      PERSON
                   ------------------------------------------------------------
       WITH          10   SHARED DISPOSITIVE POWER

                          650,000
-------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      650,000

-------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                    [_]

-------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      8.5%

-------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*

      CO

-------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                               Page 3 of 15 pages

-----------------------
  CUSIP NO. 683815                      13D
-----------------------

-------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      N.H. Capital, Inc.
      36-3990749

-------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [_]

-------------------------------------------------------------------------------
 3    SEC USE ONLY


-------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*


-------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                            [_]


-------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Virginia

-------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

                          0
     NUMBER OF

      SHARES       ------------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY
                          650,000
     OWNED BY
                   ------------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING             0

      PERSON
                   ------------------------------------------------------------
       WITH          10   SHARED DISPOSITIVE POWER

                          650,000
-------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      650,000

-------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                    [_]

-------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      8.5%

-------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*

      CO

-------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                               Page 4 of 15 pages

-----------------------
  CUSIP NO. 683815                      13D
-----------------------

-------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Dominion Capital, Inc.
      54-3480682

-------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [_]

-------------------------------------------------------------------------------
 3    SEC USE ONLY


-------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*


-------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                            [_]


-------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Virginia

-------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

                          0
     NUMBER OF

      SHARES       ------------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY
                          650,000
     OWNED BY
                   ------------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING             0

      PERSON
                   ------------------------------------------------------------
       WITH          10   SHARED DISPOSITIVE POWER

                          650,000
-------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      650,000

-------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                    [_]

-------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      8.5%

-------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*

      CO

-------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                               Page 5 of 15 pages

-----------------------
  CUSIP NO. 683815                      13D
-----------------------

-------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Dominion Resources, Inc.
      54-1229715

-------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [_]

-------------------------------------------------------------------------------
 3    SEC USE ONLY


-------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*


-------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                            [_]


-------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Virginia

-------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

                          0
     NUMBER OF

      SHARES       ------------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY
                          650,000
     OWNED BY
                   ------------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING             0

      PERSON
                   ------------------------------------------------------------
       WITH          10   SHARED DISPOSITIVE POWER

                          650,000
-------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      650,000

-------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                    [_]

-------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      8.5%

-------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*

      HC

-------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                               Page 6 of 15 pages

                                                              Page 7 of 15 pages

     First Source Financial LLP, an Illinois registered limited liability partnership ("FSFLLP"), hereby amends the Statement on Schedule 13D, dated July 14, 1988, as amended January 31, 1991 and April 14, 1995 (the "Statement"), with respect to the shares of common stock, par value $0.01 (the "Shares"), of Optek Technology, Inc., a Delaware corporation (the "Issuer"). Virginia Financial Ventures, Inc. ("Virginia") and N.H. Capital, Inc., each a Virginia corporation and each a wholly owned subsidiary of Dominion Capital, Inc. ("Dominion"), a Virginia corporation that holds a fifty percent general partnership interest in FSFLLP and is a wholly owned subsidiary of Dominion Resources, Inc., a Virginia corporation ("Dominion Resources"), Dominion and Dominion Resources hereby join in this Statement. Unless otherwise indicated, capitalized terms used below but not defined herein shall have the meanings assigned to such terms in the Statement.

Item 1.   Security and Issuer

     Item 1 of the Statement is not amended.

Item 2.   Identity and Background

     Item 2 of the Statement is hereby amended as follows:

     (a) FSFLLP.

     FSFLLP's principal business is providing commercial financial services. The address of FSFLLP's principal business and the address of its principal office are 2850 West Golf Road, Rolling Meadows, Illinois 60008.

     The present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of each executive officer and director of FSFLLP are set forth in Appendix A.

     During the last five years, neither FSFLLP nor, to the best of its knowledge, any of the persons listed in Appendix A has been convicted in any

                                                              Page 8 of 15 pages

criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     To the best knowledge of FSFLLP, except as otherwise indicated in Appendix A, each of the persons listed in Appendix A is a citizen of the United States of America.

(b) Virginia.

     Virginia's principal business is acting as the general partner of FSFLLP. The address of Virginia's principal business and the address of its principal office are 901 East Byrd Street, Richmond, Virginia 23219.

     The present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of each executive officer and director of Virginia are set forth in Appendix B.

     During the last five years, neither Virginia nor, to the best of its knowledge, any of the persons listed in Appendix B has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

       N.H.

     N.H.'s principal business is acting as the general partner of FSFLLP. The address of N.H.'s principal business and the address of its principal office are 901 East Byrd Street, Richmond, Virginia 23219.

     The present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of each executive officer and director of N.H. are set forth in Appendix B.

     During the last five years, neither N.H. nor, to the best of its knowledge, any of the persons listed in Appendix B has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a

                                                              Page 9 of 15 pages

party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     To the best knowledge of N.H., except as otherwise indicated in Appendix B, each of the persons listed in Appendix B is a citizen of the United States of America.

     (d) Dominion.

     Dominion is primarily engaged in financial and real estate investment activities. The address of Dominion's principal business and the address of its principal office are 901 East Byrd Street, Richmond, Virginia 23219.

     The present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of each executive officer and director of Dominion are set forth in Appendix C.

     During the last five years, neither Dominion nor, to the best of its knowledge, any of the persons listed in Appendix C has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     To the best knowledge of Dominion, except as otherwise indicated in Appendix C, each of the persons listed in Appendix C is a citizen of the United States of America.

     (e) Dominion Resources.

     Dominion Resources is a holding company with utility and non-utility subsidiaries. The address of Dominion Resources's principal business and the address of its principal office are 901 East Byrd Street, Richmond, Virginia 23219.

     The present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of each executive officer and director of Dominion Resources are set forth in Appendix D.

                                                             Page 10 of 15 pages

     During the last five years, neither Dominion Resources nor, to the best of its knowledge, any of the persons listed in Appendix D has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     To the best knowledge of Dominion Resources, except as otherwise indicated in Appendix D, each of the person listed in Appendix D is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

     Item 3 of the Statement is hereby amended to add the following:

     The foregoing loans to the Issuer were repaid in October 1997 and FSFLLP agreed to terminate and release all obligations and liabilities under the existing loan documents with the Issuer and all security interests and liens created under the loan documents.

Item 4.  Purpose of Transaction

     Item 4 of the Statement is hereby amended to add the following:

     FSFLLP exercised the Warrant with respect to 3,150,000 Shares, of which 2,500,000 Shares were registered on a registration statement on Form S-3, Securities and Exchange Commission File No. 333-46415 ("Registration Statement"). On May 6, 1998, FSFLLP sold 2,500,000 Shares pursuant to the Registration Statement.

Item 5.  Interests in Securities of Issuer.

     Item 5 is hereby amended as follows:

     (a) As of the date hereof, FSFLLP, Dominion Resources, Dominion, Virginia and N.H. may be deemed to beneficially own 650,000 Shares which represent approximately 8.5% of the 7,706,574 shares reported by the Issuer to be outstanding as of May 20, 1998 according to its Report on Form 10-Q for the fiscal quarter ended May 1, 1998.

     (b) FSFLLP has the power to vote and dispose of all Shares acquired upon exercise of the Warrant. Dominion Resources, Dominion, Virginia and N.H. have shared power to vote and dispose of all Shares acquired upon exercise of the Warrant.

                                                             Page 11 of 15 pages

          FSFLLP, Dominion Resources, Dominion, Virginia and N.H. have not, and to the best knowledge of FSFLLP, Dominion Resources, Dominion, Virginia and N.H., none of the persons listed in Appendices A through D hereto has effected any transactions in shares during the past 60 days other than the sale of the 2,500,000 Shares sold pursuant to the Registration Statement.

     (d)  None.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer.

     Item 6 of the Statement is hereby amended as follows:

     Item 6(a) is hereby amended to add the following:

     The foregoing loans to the Issuer were repaid in October 1997 and FSFLLP agreed to terminate and release all obligations and liabilities under the existing loan documents with the Issuer and all security interests and liens created under the loan documents.

     Item 6(b) is hereby amended to add the following:

     FSFLLP exercised the Warrant with respect to 3,150,000 Shares, of which 2,500,000 Shares were sold pursuant to the Registration Statement.

Item 7.Materials to be filed as Exhibits.

     Item 7 is not amended.

                                                             Page 12 of 15 pages

Signature

After reasonable inquiry to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

August 6, 1998                          FIRST SOURCE FINANCIAL LLP
--------------
Date                                    By: /s/ D.P. DEKKER
                                            ----------------
                                        Name:  D. P. Dekker
                                        Title:  Senior Vice President


August 6, 1998                          VIRGINIA FINANCIAL VENTURES, INC.
--------------
Date                                    By:   /s/ HAYDEN D. McMILLIAN
                                              -----------------------
                                        Name:  Hayden D. McMillian
                                        Title:  Vice President


August 6, 1998                          N.H. CAPITAL, INC.
--------------
Date                                    By:   /s/ HAYDEN D. McMILLIAN
                                              -----------------------
                                        Name:  Hayden D. McMillian
                                        Title:  Vice President


August 6, 1998                          DOMINION CAPITAL, INC.
--------------
Date                                    By:   /s/ HAYDEN D. McMILLIAN
                                              -----------------------
                                        Name:  Hayden D. McMillian
                                        Title:  Senior Vice President


August 6, 1998                          DOMINION RESOURCES, INC.
--------------
Date                                    By:   /s/ DAVID L. HEAVENRIDGE
                                              ------------------------
                                        Name:  David L. Heavenridge
                                        Title:  Executive Vice President

                                                             Page 13 of 15 pages

Appendix A

Executive Officers of First Source Financial LLP

Name and Title; Principal Occupation or Employment

D.P. Killion, President and Chief Executive Officer
G.R. Cooper, Senior Vice President
R.M. Coseo, Senior Vice President
D.P. Dekker, Senior Vice President
A.F. DeMonte, Senior Vice President
G.L. Francis, Senior Vice President
J.P. Thacker, Senior Vice President
J.W. Wilson, Senior Vice President
C.R. Zara, Senior Vice President
E.A. Szarkowicz, Secretary
R.A. Reese, Assistant Secretary
P.D. Menge, Treasurer

The business address of each of the executive officers listed above is 2850 West Golf Road, Rolling Meadows, Illinois.

---------------------------

Appendix B

Directors and Executive Officers of Virginia Financial Ventures, Inc. and N.H. Capital, Inc.

Name and Title; Principal Occupation or Employment

Thomas E. Capps, Director; Chairman, President and Chief Executive Officer of Dominion Resources, Inc.
David L. Heavenridge, President and Director; President of Dominion Capital,
Inc.
Hayden D. McMillian, Vice President; Senior Vice President of Dominion Capital, Inc.
Dennis W. Hedgepeth, Treasurer
Henry C. Riely, Secretary

The business address of each of the executive officers listed above is 901 E. Byrd Street, Richmond, Virginia 23219.

------------------------------

Appendix C

Directors and Executive Officers of Dominion Capital, Inc.

Name and Title; Principal Occupation or Employment

Thomas E. Capps, Chairman of the Board; Chairman of the Board, President and Chief Executive Officer of Dominion Resources, Inc.

David L. Heavenridge, President, Chief Executive Officer and Director

Charles E. Coudriet, Senior Vice President

Randolph W. Wyckoff, Senior Vice President and Chief Financial Officer

                                                             Page 14 of 15 pages

Hayden D. McMillian, Senior Vice President

Daniel A. Hillsman, Jr., Vice President

Thomas K. Wilson, Vice President - Marketing

Mark P. Mikuta, Vice President and Controller

Dennis W. Hedgepeth, Vice President and Treasurer

Henry C. Riely, Corporate Secretary

John B. Bernhardt, Director; 8020 Quail Hollow, Suffolk, VA 23433

Thomas N. Chewning, Director

John W. Harris, Director; President and Managing Partner, The Harris Group, Rotunda Suite 175, 4201 Congress Street, Charlotte, North Carolina 28209

William T. Roos, Director; 2820 Build America Drive, Hampton, Virginia 23666

Frank S. Royal, M.D., Director; East End Medical Building, 1122 North 25th Street, Suite A, Richmond, Virginia 23223

Dr. S. Dallas Simmons, Director; President, Virginia Union University, 1500 North Lombardy Street, Richmond, Virginia 23220

David A. Wollard, Director; 460 South Marion Parkway, Apt. 1606C, Denver, Colorado 80209

Except as noted above, the business address of each of the executive officers listed above is 901 E. Byrd Street, Richmond, Virginia 23219.

-------------------------

Appendix D

Directors and Executive Officers of Dominion Resources, Inc.

Name and Title; Principal Occupation or Employment

Thomas E. Capps, Chairman of the Board, President and Chief Executive Officer of Dominion Resources, Inc.

Norman B.M. Askew, Executive Vice President

Thomas N. Chewning, Executive Vice President

David L. Heavenridge, Executive Vice President

Edgar M. Roach, Jr., Executive Vice President and Chief Financial Officer

                                                             Page 15 of 15 pages

Thomas F. Farrell, II, Senior Vice President

William S. Mistr, Vice President

James L. Trueheart, Vice President and Controller

James F. Stutts, Vice President and General Counsel

Scott G. Hetzer, Vice President and Treasurer

Patricia A. Wilkerson, Corporate Secretary

Karen E. Hunter, Assistant Vice President

Fred G. Wood, III, Assistant Vice President

William C. Hall, Assistant Vice President

John B. Adams, Jr., Director; President and Chief Executive Officer, The Bowman Companies, One Bowman Drive, Fredericksburg, Virginia 22408

John B. Bernhardt, Director; 8020 Quail Hollow, Suffolk Virginia 23433

Dr. Benjamin J. Lambert, III, Director; Virginia State Senator and Optometrist, 904 North First Street, Richmond, Virginia 23219

Richard L. Leatherwood, Director; 3805 Greenway, Baltimore, Maryland 21218

Harvey L. Lindsay, Jr., Director; Chairman and Chief Executive Officer, Harvey Lindsay Commercial Real Estate, Dominion Tower, Suite 1400, 999 Waterside Drive, Norfolk, Virginia 23510

Kenneth A. Randall, Director; 6 Whittaker's Mill, Williamsburg, Virginia 23185

William T. Roos, Director; 2820 Build America Drive, Hampton, Virginia 23666

Frank S. Royal, M.D., Director; East End Medical Building, 1122 North 25th Street, Suite A, Richmond, Virginia 23223

Dr. S. Dallas Simmons, Director; President, Virginia Union University, 1500 North Lombardy Street, Richmond, Virginia 23220

Robert H. Spilman, Director; President, Spilman Properties, P. O. Box 880, Bassett, Virginia 24055

Judith B. Warrick, Director; Senior Advisor, Morgan Stanley & Co., Inc., 1585 Broadway, 11th Floor, New York, NY 10036

Except as otherwise noted, the business address of each of the executive officers listed above is 901 E. Byrd Street, Richmond, Virginia 23219.